Issuer Free Writing Prospectus dated July 22, 2021

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated July 22, 2021

Registration Statement No. 333-257604

This free writing prospectus relates only to the initial public offering of shares of common stock of Caribou Biosciences, Inc. (“Caribou Biosciences”) and should be read together with the preliminary prospectus dated July 22, 2021 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on Form S-1 (File No. 333-257604) relating to the offering of such securities. Amendment No. 2  may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1619856/000119312521221318/d145328ds1a.htm. Amendment No. 2 was filed to update and supplement certain disclosures that had been provided in the preliminary prospectus dated July 19, 2021 (the “Initial Preliminary Prospectus”).

This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the Preliminary Prospectus. Please refer to the Preliminary Prospectus for a complete description of all updates and supplements to the Initial Preliminary Prospectus.

Expected initial public offering price per share:	Between $14.00 and $16.00 per share

Number of shares of common stock being offered:	17,000,000 shares

Underwriters’ option to purchase additional shares:	2,550,000 shares

Use of proceeds:	We estimate that the net proceeds to us from this offering will be approximately $233.4 million (or approximately $268.9 million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Pro forma as adjusted capitalization:	Based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, as of March 31, 2021, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $379.3 million, additional paid-capital would have been approximately $391.8 million, total stockholders’ equity would have been approximately $347.8 million, and total capitalization would have been approximately $349.4 million.

Dilution:	Based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, as of March 31, 2021, our pro forma as adjusted net tangible book value would have been approximately $347.8 million, or $6.50 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $3.36 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $8.50 per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price.

Caribou Biosciences has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) in connection with the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and the other documents Caribou Biosciences has filed with the SEC for more complete information about Caribou Biosciences and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Caribou Biosciences, any underwriter or any dealer participating in the offering will arrange to send you a copy of the Preliminary Prospectus if you request it by contacting: BofA Securities at (800) 294-1322 or dg.prospectus_requests@bofa.com; Citigroup at (800) 831-9146 or prospectus@citi.com; or SVB Leerink at (800) 808-7525, ext. 6105 or syndicate@svbleerink.com.